UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Amendment No. 3

RESOURCES CONNECTION, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76122Q105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76122Q105	13G	Page 2 of 9

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only) Donald Brian Murray

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,046,320 shares of common stock 6. Shared Voting Power N/A 7. Sole Dispositive Power 1,046,320 shares of common stock 8. Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,320 shares of common stock (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

CUSIP No. 76122Q105	13G	Page 3 of 9

11.	Percent of Class Represented by Amount in Row 9 4.6%

12.	Type of Reporting Person IN

(1)	Includes 916,943 shares of common stock of Resources Connection, Inc. (the “Issuer”) owned by the Murray Family Trust (the “Murray Family Trust”), 70,000 shares of common stock of the Issuer owned by Murray Fam Income TR12000 (together with the Murray Family Trust, the “Trusts”), Donald B. Murray or Carol E. Murray, Trustees, 1,252 shares acquired through the Employee Stock Purchase Plan and options to acquire 58,125 shares of common stock of the Issuer that are exercisable as of or within 60 days of December 31, 2003. Donald Brian Murray disclaims beneficial ownership of the shares in the Trusts, except to the extent of his interest therein pursuant to his voting and dispositive powers as co-trustee of the Trusts. This Schedule 13G shall not be deemed an admission that Donald Brian Murray is the beneficial owner of the shares held by the Trusts for any purpose.

CUSIP No. 76122Q105	13G	Page 4 of 9

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only). Carol Eileen Murray

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 986,943 shares of common stock 6. Shared Voting Power N/A 7. Sole Dispositive Power 986,943 shares of common stock 8. Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,046,320 shares of common stock (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

CUSIP No. 76122Q105	13G	Page 5 of 9

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person IN

(2)	Includes 916,943 shares of common stock of Resources Connection, Inc. (the “Issuer”) owned by the Murray Family Trust (the “Murray Family Trust”), 70,000 shares of common stock of the Issuer owned by Murray Fam Income TR12000 (together with the Murray Family Trust, the “Trusts”), Donald B. Murray or Carol E. Murray, Trustees, as well as 1,252 shares acquired through the Employee Stock Purchase Plan owned by the spouse of Carol Eileen Murray and options to acquire 58,125 shares of common stock of the Issuer, which are exercisable as of or within 60 days of December 31, 2003, owned by the spouse of Carol Eileen Murray. Carol Eileen Murray disclaims beneficial ownership of the shares in the Trusts except to the extent of her interest therein pursuant to her voting and dispositive powers as co-trustee of the Trusts. This Schedule 13G shall not be deemed an admission that Carol Eileen Murray is the beneficial owner of the shares held by the trusts for any purpose.

Item 1	(a)	Name of Issuer:

Resources Connection, Inc.

Item 1	(b)	Address Of Issuer’s Principal Executive Offices:

695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

Item 2	(a)	Name of Persons Filing:

Donald Brian Murray

Carol Eileen Murray

The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 6, 2004 between the Reporting Persons is set forth in Exhibit II hereto and is incorporated herein by reference. The Reporting Persons are Donald Brian Murray, an individual, and Carol Eileen Murray, an individual.

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

c/o Resources Connection, Inc., 695 Town Center Drive, Sixth Floor, Costa Mesa, California 92626

Item 2	(c)	Citizenship:

Donald Brian Murray is a citizen of the United States of America. Carol Eileen Murray is a citizen of the United States of America.

Item 2	(d)	Title of Class of Securities:

Common Stock

Item 2	(e)	CUSIP Number:

76122Q105

Item 3	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4	Ownership:

	(a)	Amount Beneficially Owned:

Donald Brian Murray: 1,046,320 shares (see cover page footnote (1))

Carol Eileen Murray: 1,046,320 shares (see cover page footnote (2))

Pursuant to Rule 13d-3(a) under the Securities Exchange Act of 1934, each of the Reporting Persons is deemed to be the beneficial owner of 916,943 shares of the Issuer’s common stock held in The Murray Family Trust, and 70,000 shares of the Issuer’s common stock held in the Murray Fam Income TR12000, trusts of which each Reporting Person is a co-trustee (see cover page footnotes (1) and (2)).

(b)	Percent of Class:

Donald Brian Murray: 4.6% (see cover page)(1)

Carol Eileen Murray: 4.6% (see cover page)(2)

Each Reporting Person beneficially owns 4.6% of the Issuer’s common stock (see cover page footnotes (1) and (2)).

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Donald Brian Murray: 1,046,320 shares (see cover page footnote (1))

Carol Eileen Murray: 986,943 shares (see cover page footnote (2))

Donald Brian Murray has the sole power to vote an aggregate of 1,046,320 shares of the Issuer’s common stock (including options to acquire 58,125 shares of the Issuer’s common stock, which are exercisable as of or within 60 days of December 31, 2003, and 1,252 shares acquired through the Employee Stock Purchase Plan). Carol Eileen Murray has the sole power to vote an aggregate of 986,943 shares of the Issuer’s common stock.

(ii)	shared power to vote or direct the vote:

Donald Brian Murray: N/A Carol Eileen Murray: N/A

(iii)	sole power to dispose or to direct the disposition of:

Donald Brian Murray: 1,046,320 shares (see cover page footnote (1))

Carol Eileen Murray: 986,943 shares (see cover page footnote (2))

Donald Brian Murray has sole power to dispose or to direct the disposition of an aggregate of 1,046,320 shares of the Issuer’s common stock (including options to acquire 58,125 shares of the Issuer’s common stock, which are exercisable as of or within 60 days of December 31, 2003, and 1,252 shares acquired through the Employee Stock Purchase Plan). Carol Eileen Murray has the sole power to dispose or to direct the disposition of 986,943 shares of the Issuer’s common stock.

(iv)	shared power to dispose or to direct the disposition of:

Donald Brian Murray: N/A

Carol Eileen Murray: N/A

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

See Exhibit I.

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete, and correct.

DATE: February 6, 2004

By:	/s/ Donald B. Murray

Donald B. Murray

By:	/s/ Carol E. Murray

Carol E. Murray

EXHIBIT I

Donald Brian Murray is an individual. Carol Eileen Murray is an individual.

EXHIBIT II

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Resources Connection, Inc. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 6, 2004.

By:	/s/ Donald B. Murray

Donald B. Murray

By:	/s/ Carol E. Murray

Carol E. Murray